Filed by Ensource Energy Income Fund LP and
Ensource Energy Partners, LP, as Bidders, pursuant to
Rule 425 and Rule 433 under the Securities Act of 1933
Subject Company: Eastern American Natural Gas Trust
(Registration No. 333-126068)
First Used: January 4, 2006

Investor Contact:	Scott W. Smith or Marshall M. Eubank
Ensource Energy Income Fund LP, Houston
713-659-1794
Ensource Energy to Host Conference Call To Review Proposed Exchange Offer for
Eastern American Natural Gas Trust
Offer Expires January 12, 2006

Houston, Texas, January 4, 2006 — Ensource Energy Income Fund, LP will host a conference call on January 9, 2006 at 11:00 a.m. EST to review its proposed exchange offer to the Unitholders of Eastern American Natural Gas Trust (NYSE:NGT), which offer will expire on January 12, 2006.
During the call, Ensource executives Scott W. Smith and Marshall M. Eubank will discuss the merits of this proposal, as outlined in the Letter to the Unitholders that was filed as a press release on December 15, 2005. Following a brief presentation, Messrs. Smith and Eubank will conduct a question and answer session.
NGT Unitholders, investment advisors and parties interested in this transaction who wish to participate in the conference call can do so by dialing 800-322-0079 for domestic callers or 973-409-9258 for international callers fifteen minutes prior to the start of the call. A playback of the conference call will be available beginning at 2 p.m. EST on January 10, 2006. To access the playback, please dial 877-519-4471 (within U.S.) or 973-341-3080 (outside U.S.) and enter reservation number 6888544.
Ensource Energy Income Fund LP is a Houston-based energy company engaged in the business of acquiring and holding net profits interests burdening oil and gas producing properties located in the United States, which will fund ongoing quarterly distributions to its limited partners of all available cash from operating surplus received from the ownership of those interests beyond that required to pay its costs and fund reasonable working capital reserves. Additional information about Ensource Energy Income Fund LP may be found on its website at www.ensource-energy.com.
Where You Can Get More Information
     This is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. In connection with the exchange offer, Ensource Energy Income Fund LP (“Ensource”) has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission (the “SEC”). Investors and security holders of Eastern American Natural Gas Trust (“NGT”) are advised to read these disclosure materials (and any other disclosure materials filed with the SEC when they become available) because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Ensource with the SEC at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Ensource may also be obtained from Ensource upon request by directing such request to Ensource’s Information Agent, Georgeson Shareholder Communications, Inc., 17 State Street, New York, NY 10004, E-mail: ensource@gscorp.com. Banks and brokerage firms please call: 1-212-440-9800. Shareholders please call: 1-800-279-4514.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-279-4514.
Summary Description of Exchange Offer

Bidders:	Ensource Energy Income Fund LP and
Ensource Energy Partners, LP
Subject Company:	Eastern American Natural Gas Trust
     Pursuant to the terms of the exchange offer, Ensource is offering the current unitholders of NGT the right to tender all of their NGT depositary units in exchange for: (i) one whole common unit of Ensource; and (ii) a pro-rata share of a $5.9 million special cash distribution to be paid by Ensource to holders of NGT depositary units accepted by Ensource in this offer. The exchange offer will remain open until January 12, 2006, unless extended. If Ensource elects to extend the exchange offer, it will inform the exchange agent of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the exchange offer was scheduled to expire. The complete terms and conditions of the exchange offer and related transactions are set forth in the prospectus that is a part of the registration statement filed by Ensource with the SEC, as amended from time to time.
Forward-Looking Statements
     All statements, other than statements of historical facts, included herein are forward-looking statements. Included among forward-looking statements are, among other things, statements regarding Ensource’s business strategy, plans and objectives and (ii) statements expressing beliefs and expectations regarding the payment of distributions to Ensource’s limited partners. Although Ensource believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Ensource’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in Ensource’s periodic reports that are filed with and available from the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Ensource does not assume a duty to update these forward-looking statements.
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